Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Goldman, Sachs & Co.

c/o Merrill Lynch, Pierce, Fenner & Smith

Incorporated

One Bryant Park

New York, NY 10036

February 1, 2013

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:                    Ms. Pamela A. Long

Ms. Asia Timmons-Pierce

Re:                             Boise Cascade, L.L.C.

Registration Statement on Form S-1

File No. 333-184964

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, wish to advise you that we have distributed approximately 9,950 copies of the Preliminary Prospectus, dated January 23, 2013, included in the above-referenced Registration Statement through the date hereof to underwriters, dealers, institutions and others.

In accordance with Rule 461 of the General Rules and Regulations under the Act, we hereby join in the request of Boise Cascade, L.L.C. for acceleration of the effective date of the above-referenced Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on February 5, 2013, or as soon thereafter as practicable.

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[signature page follows]

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED
GOLDMAN, SACHS & CO.

as Representatives of the several Underwriters

By: MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

/s/ Michele Allong
Name: Michele Allong
Title: Authorized Signatory

By: GOLDMAN, SACHS & CO.

/s/ David McDonald
Name: David McDonald
Title: Managing Director